United States securities and exchange commission logo





                            July 13, 2021

       Martin D. McNulty, Jr.
       Chief Executive Officer
       Starboard Value Acquisition Corp.
       777 Third Avenue, 18th Floor
       New York, New York 10017

                                                        Re: Starboard Value
Acquisition Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed June 30, 2021
                                                            File No. 001-39496

       Dear Mr. McNulty:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2021 letter.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed on June 30, 2021

       Questions and Answers about the Proposals for SVAC Stockholders, page 15

   1. We note your maximum redemption scenario reflected here and throughout the filing, including the unaudited
pro forma condensed combined financial information, reflects the maximum number of
redemptions that may occur and still provide for the satisfaction of the minimum cash
condition. Please consider changing the title of this scenario, such as
                                                        "Illustrative
Redemption", as to not suggest that this reflects 100% redemption of shares and perhaps be less
confusing for investors.
 Martin D. McNulty, Jr.
Starboard Value Acquisition Corp.
July 13, 2021
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operational and Business Metrics, page 201

2. We note your revised disclosure in response to prior comment 14. Please further revise to include the MRR as of March 31, 2021 and March 31, 2020.
3. We note your revised disclosure in response to prior comment 15. Please further revise your disclosures for each period presented to clarify whether bookings represents the monthly service charges attributable to new contracts and additional services under existing contracts for the month of March 2021 or for the three months ended March 31,
      2021. In this regard, bookings of $2.3 million is under the column titled "Three Months
      Ended March 31, 2021." To the extent this measure is for only the last month of the period, explain further how a monthly measure of bookings is relevant to your annual or quarterly results. Similar clarifications should be made with regards to the churn amounts disclosed for each period presented.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 5. Revenue
Remaining Performance Obligations, page F-61

4. We note your response to prior comment 18 and it is unclear what amount you have disclosed. Please revise to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of
      December 31, 2020 and March 31, 2021. Refer to ASC 606-10-50-13. Such amounts would not need to include variable consideration, consistent with ASC 606-10-50-14A, or contracts that could be terminated without significant penalties, but should otherwise include the aggregate amount related to the colocation contracts.
       You may contact Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at 202-551-3673 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameMartin D. McNulty, Jr.
                                                            Division of
Corporation Finance
Comapany NameStarboard Value Acquisition Corp.
                                                            Office of
Technology
July 13, 2021 Page 2
cc:       Alice Hsu
FirstName LastName